[redacted]

09056552

STATES
HANGE COMMISSION
...ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Michael Curcio and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company"), for the year ended December 31, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________ Date 2/20/09

Chief Executive Officer
Title

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Signature ______________ Date 2/18/09

Chief Financial Officer
Title

Notary Public

JUSTIN MEEK
COMM. #1588095
NOTARY PUBLIC • CALIFORNIA
PLACER COUNTY
Comm. Exp. JUNE 17, 2009

E*TRADE SECURITIES LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2008 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Securities, LLC
Arlington, Virginia

We have audited the accompanying statement of financial condition of E*TRADE Securities, LLC, (the "Company"), a wholly owned subsidiary of E*TRADE Brokerage Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(In thousands)

ASSETS

Cash and cash equivalents	$	42,738
Deposits with clearing organizations		6,347
Goodwill		1,615,243
Other intangibles, net		339,437
Receivables from Parent and affiliated companies		19,331
Other assets		22,113
TOTAL	$	2,045,209

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payables to brokers and dealers	$	8,103
Payables to affiliated companies		4,930
Reserves for legal and regulatory matters		18,285
Accrued advertising and market development		4,353
Accrued compensation and benefits		5,074
Accounts payable, accrued and other liabilities		5,646
Total liabilities		46,391
MEMBER'S EQUITY		1,998,818
TOTAL	$	2,045,209

See notes to statement of financial condition.

E*TRADE SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association. The Company is wholly owned by E*TRADE Brokerage Holdings LLC. ("E*TRADE Brokerage Holdings"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company clears its customer transactions through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned subsidiary of E*TRADE Bank (the "Bank"), on a fully disclosed basis under an introducing broker-dealer relationship. The Bank is an indirect wholly owned subsidiary of the Parent.

Nature of Operations - The Company is a provider of brokerage services primarily to retail customers. Such services include automated order placement and execution of market and limit equity orders, futures, options, exchange-traded funds, mutual funds, bond orders and the access to buy, sell and hold foreign equities in local currencies in six international markets, including Canada, France, Germany, Hong Kong, Japan and the United Kingdom. The Company also offers investing tools such as quick transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools.

Use of Estimates – The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of goodwill and other intangibles.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans. The Parent and the Company record share-based payment expense in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R) revised 2004, *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*. SFAS No. 123(R) requires that the Company record compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlyng assumptions to these fair value calculations are discussed in Note 5 – Employee Share-Based Payments and Other Benefits.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Fair Value – Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis in accordance with SFAS No. 157. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis.

Estimated Fair Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair value.

Income Taxes – The Company is a single-member LLC, and as such is not subject to federal income tax as taxable income is allocated to its member for inclusion in the member's tax return. As a result, E*TRADE Brokerage Holdings LLC. will include the income from the Company in its tax returns. The Company may still be subject to income or franchise taxes in certain states that impose such taxes on an LLC.

Goodwill and Other Intangibles, net – Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets with indefinite lives for impairment on at least an annual basis or when certain events occur. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

New Accounting Standards – Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 157—Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Company adopted this statement on January 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis, the effects of which were not material to the financial condition. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. The Company does not expect the adoption of these provisions to have a material impact on the Company's financial condition. In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP No. FAS 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active. The adoption of FSP No. FAS 157-3, which was effective upon issuance for prior periods for which the statement of financial condition had not been issued, did not have material impact on the Company's financial condition.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted this statement on January 1, 2008 and did not elect the fair value option for any financial assets or financial liabilities. As such, the adoption of this statement did not have a material impact on the Company's financial condition.

SFAS No. 162—The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the statement of financial condition that are presented in conformity with GAAP. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition.

FSP FAS No. 142-3—Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3"). FSP No. 142-3 applies to recognized intangible assets that are accounted for pursuant to SFAS No. 142. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, or January 1, 2009 for the Company. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect the adoption of this FSP to have a material impact on its financial condition.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $288,000 represent commission receivables from third party broker-dealers and is included in Other assets on the statement of financial condition. Payables to brokers and dealers primarily represent net payables arising from unsettled trades.

3. GOODWILL AND OTHER INTANGIBLES, NET

At December 31, 2008, the Company tested goodwill for impairment and deemed no adjustment necessary.

At December 31, 2008, the Company held identifiable intangible assets with finite lives of $339,437,000 (net of accumulated amortization expense of $150,687,000).

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	19.9	$ 486,824	$ (147,387)	$ 339,437
Non-compete agreements	-	3,300	(3,300)	-
Total other intangible assets		$ 490,124	$ (150,687)	$ 339,437

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from E*TRADE Brokerage Services, Inc., an affiliated company.

In 2007, the Parent entered into a transaction with Citadel Derivatives Group LLC ("Citadel") that obligates the Company to route order flow for 97.5% of customer orders in exchange-listed options and 40% of its customer orders in Regulation NMS (National Market System) Securities. The Parent will reimburse the Company for unfavorable rate variances resulting from the transaction with Citadel.

Lease commitments are allocated by the Parent based on square footage.

Pursuant to the Clearing Agreement with E*TRADE Clearing, the Company has deposited $5,077,000, which is recorded in Deposits with clearing organizations on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned by the Parent, under service agreements. In addition, as compensation for its services, E*TRADE Clearing retains a portion of the interest earned from the Company's customers. E*TRADE Clearing collects commissions and related fees from customers of the Company and generally remits such amounts to the Company within thirty days. At December 31, 2008, the receivable from E*TRADE Clearing of $9,785,000 represents a portion of the December 2008 collections.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"),that transfers certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its Clearing Agreement with E*TRADE Clearing.

Electronic securities trading services are provided to the Company under an agreement with E*TRADE Network Services International, an affiliated company.

5. EMPLOYEE SHARE BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2008, 13.8 million shares were available for grant under the 2005 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. treasury zero-coupon bond where the remaining term equals the expected term of the option. Dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2008
Expected volatility	46%
Expected term (years)	4.6
Risk-free interest rate	3%
Dividend yield	—

The Company's weighted-average fair value of options granted was $2.17 for 2008. There were not any stock options exercised in 2008.

A summary of option activity under the 2005 Plan for the Company is presented below:

	Shares (in thousands)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	1,671	$	16.67			
Granted	765	$	5.14			
Exercised	—	$	—			
Canceled	(275)	$	15.02			
Outstanding at December 31, 2008	2,161	$	12.80	5.03	$	—
Vested and expect to vest at December 31, 2008:	2,000	$	12.85	4.98	$	—
Exercisable at December 31, 2008	1,062	$	14.19	4.33	$	—

As of December 31, 2008, there was $2,840,000 of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally two to four years. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity for the Company is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2008	75	$ 20.07
Issued		
Released	(13)	$ 22.89
Canceled	(10)	$ 23.33
Non-vested at December 31, 2008	52	$ 18.77

A summary of non-vested restricted stock unit activity for the Company is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	—			
Issued	583			
Released	(4)			
Canceled	(28)			
Outstanding at December 31, 2008	551	0.63	$	625
Vested and expected to vest at December 31, 2008	492	0.61	$	558

As of December 31, 2008, there was $1,186,000 of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 0.8 years. The total fair value of restricted shares vested was $80,000 for the year ended December 31, 2008.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan ("2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005. In 2008, the Parent temporarily suspended the 2002 Purchase Plan due to the low number of shares remaining for issuance. At December 31, 2008, 212,650 shares were available under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program for eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions and grants additional contributions at its discretion.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $21,784,000 which was $21,534,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees

if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2008, the balance at the clearing broker was $5,077,000, which is recorded in Deposits with clearing organizations on the statement of financial condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

On April 2, 2008, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York against the Company entitled, "John W. Oughtred, Individually, and on Behalf of all Others Similarly Situated, Plaintiff, v. E*TRADE Financial Corporation and E*TRADE Securities, LLC, Defendants." Plaintiff contends, among other things, that the Company committed various sales practice violations in the sale of certain auction rate securities to investors between April 2, 2003, and February 13, 2008 (the "class period") by allegedly misrepresenting that these securities were highly liquid and safe investments for short term investing. On April 17, 2008, the trial court entered an order relieving the Company of its obligation to move, answer or otherwise respond to the complaint until such time as the court may deem appropriate. Thereafter, plaintiff Oughtred joined plaintiffs in twelve other actions involving auction rate securities (in which the Company is not named as defendant) in filing a motion seeking to centralize all 13 actions in the Southern District of New York or in the alternative, the Northern District of California. By order filed October 9, 2008, a United States Judicial Panel on Multi-District Litigation denied plaintiffs' motion to transfer. The Company intends to vigorously defend itself against the claims raised in this complaint.

On October 11, 2006, a state class action entitled, "Nikki Greenberg, and all those similarly situated, plaintiffs, versus E*TRADE FINANCIAL Corporation, defendant" was filed in the Superior Court for the State of California, County of Los Angeles on behalf of all customers or consumers who allegedly made or received telephone calls from E*TRADE that were recorded without their knowledge or consent following a telephone call from plaintiff Greenberg to the Company's Beverly Hills branch on August 8, 2006, that was recorded during a brief period when the Company's automated notice system was out of order. On February 7, 2008, class certification was granted and the class defined to consist of (1) all persons in California who received telephone calls from the Company and whose calls were recorded without their consent within three years of October 11, 2006, and (2) all persons who made calls from California to the Beverly Hills branch office of the Company on August 8, 2006. In the interim, the Company has filed motions seeking to de-certify or

further limit the defined class, and plaintiffs have filed competing motions seeking to expand it. At the request of the trial court, these motions, formerly set for September 19, 2008, are to be reset for hearing at a date to be determined. The Company intends to vigorously defend itself against the claims raised in this complaint.

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Reserves

For all legal matters, reserves are established in accordance with SFAS No. 5, *Accounting for Contingencies*. Once established, reserves are adjusted based on available information when an event occurs requiring an adjustment.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 26, 2009

To the Board of Directors and Member of
E*TRADE Securities LLC
Arlington, Virginia

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Brokerage Holdings, LLC., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the CFTC as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's (collectively "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP